RPP Securities, LLC

**Financial Statements and Supplementary
Information For the Year Ended December 31, 2025
(Confidential Pursuant to Rule 17a-5(e)(3))**

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SEC FILE NUMBER
8-70761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RPP SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 PARK AVENUE, 16TH FLOOR
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	mmanzo@moppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St., Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Mark T Manzo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _RPP SECURITIES, LLC_____, as of _December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Director

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences ` exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RPP Securities, LLC

December 31, 2025

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
RPP Securities, LLC
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RPP Securities, LLC, as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RPP Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RPP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 13 has been subjected to audit procedures performed in conjunction with the audit of RPP Securities, LLC's financial statements. The supplemental information is the responsibility of RPP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as the RPP Securities, LLC's auditor since 2022.

Norwell, Massachusetts

April 30, 2026


Members of
AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgiworldwide

RPP Securities, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash [Note 2]	$	37,198
Due from Parent & Affiliate		789
Prepaid expenses		1,707
Total assets	$	39,694

LIABILITIES AND MEMBER'S EQUITY

Liabilites:

Current liabilities

Accounts payable & Accrued expenses	$	22,547
Total liabilities	$	22,547

Member's equity :

Member's equity	17,147
Total member's equity	17,147

Total liabilities and member's equity	$	39,694

The accompanying notes are an integral part of these financial statements

RPP Securities, LLC

Statement of Operations
For the year ended December 31, 2025

REVENUE

Mergers & Acquisition fees	$	50,000
Other income		2,301
Total revenue	$	52,301

EXPENSES:

Professional fees	$	84,100
Rent expense		1,757
Regulatory fees and expenses		2,652
Other operating expenses		6,591
Total expenses	$	95,100

NET LOSS BEFORE INCOME TAXES	$	(42,799)
Income tax expense	$	-
NET LOSS	$	(42,799)

The accompanying notes are an integral part of these financial statements

RPP Securities, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2025

	Member's Equity	Net Loss	Contributions (Distributions)	Total Member's Equity
Beginning balance January 1, 2025	$ 36,465			$ 36,465
Member's contributions			23,481	23,481
Net Loss		(42,799)		(42,799)
Ending balance December 31, 2025	$ 36,465	$ (42,799)	$ 23,481	$ 17,147

The accompanying notes are an integral part of these financial statements

RPP Securites, LLC
Statement of Cash Flows
For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(42,799)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
(Increase) decrease in:		
Prepaid Expenses		4,253
Due from parent & affiliate		2,926
Increase (decrease) in:		
Accounts Payable & Accrued Expenses		11,903
Deferred revenue		(50,000)
Net cash used in operating activities	$	(73,717)
CASH FLOWS FROM FINANCNG ACTIVITIES		
Member's Contributions		23,481
Net cash provided by financing activities	$	23,481
Decrease in cash	$	(50,236)
Cash - beginning of year	$	87,434
Cash - end of year	$	37,198

The accompanying notes are an integral part of these financial statements

Note 1: <u>Organization</u>

RPP Securities, LLC (the "Company") was organized in the State of Delaware on May 21, 2021.

The Company registered as a broker-dealer with the Securities Exchange Commission on August 02, 2022, and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company transacts business in private placements of securities and provides Mergers and acquisitions advisory services.

Under its membership agreement with FINRA the Company will not claim an exemption from SEA Rule 15c3-3. The Company will not accept customer funds or securities and will not have possession of any customer funds or securities in connection with their activities. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff.

Note 2: <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

<u>Use of estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2025, the Company had a cash balance of $37,198

<u>Revenue Recognition</u>

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions

Note 2: <u>Summary of Significant Accounting Policies (Continued)</u>

<u>Revenue Recognition (Continued)</u>

are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The Company adopted Topic 606 "Revenue from Contracts with Customers" when it was formed.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

B. Nature of services

Fees earned: This includes fees earned from M&A advisory services.

	2025
Revenue Earned over time	$ 50,000
Total Retainer fees	$ 50,000

Note 2: Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Other income: For the year ended December 31, 2025, the Company reported other income of $2,031 of which $1,231 represented a rebate from FINRA for gross income assessment fees and $1,070 was for reimbursement of 2024 bank service fees.

Professional fees

As of December 31, 2025, the Company paid $84,100 in professional fees, which included accounting, audit and consulting services.

Note 3: Securities owned

As of the statement of financial condition date the Company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstance may require.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

Note 5: <u>Fair Value Continued</u>

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximate fair value due to their short-term highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, accounts payable, accrued expenses and deferred revenue.

Note 6: <u>Net capital requirements</u>

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $14,651 which was $9,561 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.54 to 1.

Note 7: <u>Related party transactions</u>

The Company's rent for an office suite and email archiving services are paid by an entity owned by the Company's CEO. At December 31, 2025, the entity paid $1,757 for rent and $2,892 for email archiving fees on behalf of the Company.

At December 31, 2025, the Company had receivables due from RP Partners, Limited, an indirect owner of the Company, of $17 and $772 from its Parent company, RP Partners USA, Inc..

Note 8: <u>Commitments and Contingencies</u>

At December 31, 2025, the Company did not have any commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 9: <u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement of securities and merger and acquisition advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities, using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of total revenue earned during the year ended December 31, 2025, from one customer.

Note 10: <u>Subsequent Events</u>

Management has evaluated subsequent events through April 30, 2026, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

Schedule I

RPP Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2025

NET CAPITAL

Total member's equity		$ 17,147
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		17,147
Deductions:		
Nonallowable assets		
Prepaid expenses and Due From Parent & Affiliate	2,496	
		2,496
Net capital before haircuts on securities positions		14,651
Haircuts on securities		
NET CAPITAL		$ 14,651

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, and others	22,547	
		22,547
Total aggregate indebtedness		$ 22,547

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		1,503
Minimum dollar required:		$ 5,000
Excess net capital		$ 9,651
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$ 8,651
Ratio: Aggregate indebtedness to net capital		1.54 to 1

Schedule I

RPP Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2025

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 14,651
Adjustments:	-
Net capital per above	$ 14,651

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3
The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
RPP Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which RPP Securities, LLC stated that RPP Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that RPP Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. RPP Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. RPP Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about RPP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as RPP Securities, LLC's auditor since 2022.

Norwell, Massachusetts

April 30, 2026




RPP SECURITIES, LLC

EXEMPTION REPORT
December 31, 2025

RPP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for merger and acquisition advisory services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company did not carry PAB accounts (as defined in Rule 15c3-3).

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025.

RPP Securities, LLC

I, Mark T Manzo, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Mark T Manzo, Director

April 30, 2026